UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67394 / July 11, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14900

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In the Matter of   :
                                                         :
OHIO FERRO ALLOYS CORP.,   :   ORDER MAKING
ORBCOMM CORP.,   :   FINDINGS AND
OUTBOARD MARINE CORP.,   :   REVOKING
OZ COMMUNICATIONS, INC.,   :   REGISTRATIONS BY
PENN-PACIFIC CORP.,   :   DEFAULT
PEOPLES COMMUNITY BANCORP, INC.,   :
PERFORMANCE HEALTH TECHNOLOGIES, INC.,   :
and PETALS DECORATIVE ACCENTS, INC.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on May 30, 2012, pursuant to Section
12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Ohio Ferro
Alloys Corp. (Ohio Ferro), Orbcomm Corp. (Orbcomm), Outboard Marine Corp. (Outboard
Marine), Oz Communications, Inc. (Oz Communications), Penn-Pacific Corp. (Penn-Pacific),
Peoples Community Bancorp, Inc. (Peoples Community), Performance Health Technologies,
Inc. (Performance Health), and Petals Decorative Accents, Inc. (Petals Decorative), (collectively,
Respondents) have repeatedly failed to file timely periodic reports with the Commission, in
violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

        Respondents were served with the OIP by June 5, 2012, in accordance with Rules
141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. To date, no Respondent has filed
an Answer, which was due within ten days after service of the OIP. See OIP at 4; 17 C.F.R. §
201.220(b). On June 15, 2012, all Respondents except Oz Communications were ordered to
show cause by June 27, 2012, why the proceeding should not be determined against them. On
June 19, 2012, Oz Communications was ordered to show cause by June 29, 2012, why the
proceeding should not be determined against it. To date, no Respondent has shown cause.

        Each Respondent is in default because it failed to file an Answer and has not otherwise
defended the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized
by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations of the OIP
to be true.

Ohio Ferro (CIK No. 73967) is a canceled Ohio corporation located in Canton, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ohio Ferro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1994, which provided no financial statements.

Orbcomm (CIK No. 1058416) is a dissolved Delaware corporation located in Herndon, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Orbcomm is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1998, which reported a net loss of over $69 million for the prior twelve months. On September 15, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was closed on June 30, 2003.

Outboard Marine (CIK No. 75149) is a void Delaware corporation located in Waukegan, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Outboard Marine is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a comprehensive net loss from operations of $62.3 million for the prior six months. On December 22, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was still pending as of May 18, 2012.

Oz Communications (CIK No. 1112509) is a suspended California corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Oz Communications is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002.

Penn-Pacific (CIK No. 77140) is a revoked Nevada corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Penn-Pacific is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $145,535 since the company's January 13, 1997, inception.

Peoples Community (CIK No. 1100983) is a forfeited Maryland corporation located in West Chester, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Peoples Community is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of over $4.4 million for the prior three months. As of May 18, 2012, the company's stock (symbol "PCBI") was traded on the over-the-counter markets.

Performance Health (CIK No. 1267147) is a void Delaware corporation located in Trenton, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Performance Health is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $7.79 million for the prior nine months. As of May 18, 2012, the company's stock (symbol "PFMH") was traded on the over-the-counter markets.

Petals Decorative (CIK No. 789097) is a void Delaware corporation located in Ridgefield, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Petals Decorative is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $2.47 million for the prior three months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, each Respondent has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of each Respondent.

ORDER

It is ORDERED, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Ohio Ferro Alloys Corp., Orbcomm Corp., Outboard Marine Corp., Oz Communications, Inc., Penn-Pacific Corp., Peoples Community Bancorp, Inc., Performance Health Technologies, Inc., and Petals Decorative Accents, Inc., is revoked.

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Cameron Elliot
Administrative Law Judge